January 12, 2007
VIA FACSIMILE (202) 772-9220
AND OVERNIGHT DELIVERY
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, DC 20549

Re:	Kaiser Aluminum Corporation Registration Statement on Form S-1 (File No. 333-137623)
Dear Mr. Schwall:
     On behalf of Kaiser Aluminum Corporation (the “Company”) we are filing pre-effective Amendment No. 3 (“Amendment No. 3”) to the above referenced Registration Statement (the “Registration Statement”). We are sending under separate cover a copy of this letter, four hard copies of Amendment No. 3, and four hard copies of Amendment No. 3 marked to show changes from the Registration Statement on Form S-1 filed on January 9, 2007. Amendment No. 3 has been filed to make minor technical corrections.
     The staff of the Securities and Exchange Commission’s attention to the Registration Statement is greatly appreciated. Please note that the Company currently intends to seek acceleration of the effective date of the Registration Statement as early as the week of January 22, 2007. If you have any questions regarding this filing, please do not hesitate to contact me at (214) 969-5043 or Troy Lewis at (214) 969-3721.

Sincerely,
/s/ Mark T. Goglia

Mark T. Goglia

cc:	Jennifer Goeken Carmen Moncada-Terry Securities and Exchange Commission John M. Donnan Kaiser Aluminum Corporation Joseph A. Hall Davis Polk & Wardwell Troy B. Lewis Jones Day